Exhibit 12 (b)
General Electric Capital Corporation and consolidated affiliates Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year ended December 31
(Dollars In millions)	2004		2003		2002		2001		2000
	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated	As reported

Net earnings	$8,034	$8,260	$6,893	$7,127	$5,490	$5,539	$5,902	$6,009	$4,289
Provisions for income taxes	1,593	1,741	1,590	1,743	960	992	1,734	1,702	1.555
Minority interest	359	359	84	84	95	95	84	84	86
Earnings before income
taxes and minority interest	9,986	10,360	8,567	8,954	6,545	6,626	7,720	7,795	5,930

Fixed Charges:
Interest	11,131	11,260	10,037	10,104	9,686	9,622	10,261	10,300	10,763
One-third of rentals	320	320	288	288	316	316	324	324	381
Total fixed charges	11,451	11,580	10,325	10,392	10,002	9,938	10,585	10,624	11,144
Less interest capitalized,
net of amortization	(37)	(37)	(23)	(23)	(38)	(38)	(88)	(88)	(121)

Earnings before income
taxes and minority interest
plus fixed charges	$21,400	$21,903	$18,869	$19,323	$16,509	$16,526	$18,217	$18,331	$16,953

Preferred stock dividend
requirements	$45	$45	$41	$41	$57	$57	$80	$80	$126

Ratio of earnings before
provisions for income
taxes to net earnings	1.20	1.21	1.23	1.24	1.17	1.18	1.29	1.28	1.36

Preferred stock dividend
factor on pre-tax basis	54	54	50	51	67	67	103	102	171
Fixed charges	11,451	11,580	10,325	10,392	10,002	9,938	10,585	10,624	11,144

Total fixed charges and
preferred stock dividend
requirements	$11,505	$11,634	$10,375	$10,443	$10,069	$10,005	$10,688	$10,726	$11,315

Ratio of earnings to combined
fixed charges and
preferred stock dividends	1.86	1.88	1.82	1.85	1.64	1.65	1.70	1.71	1.50